CONFIDENTIAL TREATMENT REQUEST BY LION, INC. PURSUANT TO 17 CFR 200.83

                                   LION, INC.
                          4200-42nd Ave. SW, Suite 430
                            Seattle, Washington 98117
                            Telephone (206) 577-1440
                               Fax (206) 577-1441



December 12, 2005

                                                                  Filed by EDGAR

Mr. Patrick Gilmore
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   LION, INC.
      FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
      COMMENT LETTER DATED OCTOBER 20, 2005
      FILE NO. 000-25159
      LION CONTACT: STEVE THOMSON, CHIEF FINANCIAL OFFICER
                    (206) 577-1445 (PHONE)
                    (206) 577-1441 (FAX)

Dear Mr. Gilmore:

         The following is submitted in response to your comment letter dated October 20, 2005 relating to LION's Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB"). The responses in this letter correspond to your numbered comments.


MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

BUSINESS ENTERPRISE SEGMENTS, PAGE 12
-------------------------------------

THE INITIAL COMMENT IN THE JULY 8, 2005 LETTER WAS:

         1. We note that while you have multiple operating segments, under SFAS 131, you believe you qualify to aggregate your results of operations in one reportable operating segment. Please explain why you believe your operating segments have similar economic characteristics. In this regard, we note that certain products in your Loans and Capital Markets segments require more time and resources to deploy, suggesting your segments may have difference economic characteristics.

         We also note that 94% of TRMS operating expenses are direct expenses, further suggesting that your Capital Markets segment may have different economic characteristics. Please address the criteria in paragraph 17 of SFAS 131 to support your conclusion that you qualify to aggregate your results of operations in one reportable operating segment specifically addressing how you concluded your operating segments have similar economic characteristics.

Mr. Patrick Gilmore
December 12, 2005
Page 2


THE SUBSEQUENT COMMENT IN THE OCTOBER 20, 2005 LETTER WAS:

         1. Please refer to comment 1 in our letter dated July 8, 2005. We have reviewed your response and it remains unclear whether your Leads, Loans and Capital Markets segments have met the aggregation criteria under paragraph 17 of SFAS 131, in particular, the requirement that the operating segments have similar economic characteristics. Please provide us a copy of the operating results that are regularly reviewed by your chief operating decision maker to make decisions about resource allocation and performance assessment.

         2. Your response indicates that while you track revenues by product group, your reporting system does not break out and report on expenses by the same product groups. Clarify whether you track expenses within your groups (i.e., Leads, Loans and Capital Markets). If not, explain why you believe these represent operating segments under paragraph 10 of SFAS 131 as it does not appear that your CODM regularly reviews operating results.

         3. In future filings, provide the disclosures required by paragraph 37 of SFAS 131 for your products.

RESPONSE:
---------

         As you noted and as stated in our August 31, 2005 response to your July 8, 2005 letter, our reporting system currently does not break out and report on expenses by our Leads, Loans and Capital Markets product lines. In retrospect, we agree that the use of the terminology "operating segments" is not consistent with the definition as set forth in paragraph 10 of FAS 131. In future filings, the Company will not refer to its product groupings as operating segments.

         Our reorganization of products into Leads, Loans and Capital Markets was a marketing related activity taken as a result of the acquisitions of Ignition assets and TRMS through which we developed a bundled product suite (the "Precision Marketing Productivity Suite") and accordingly enhanced our product bundling opportunities. As indicated in our response letter dated August 31, 2005, LION provides similar services to similar customers using similar methods of production and similar methods to distribute the services. We sell our products to and receive revenues from mortgage brokers ("brokers") and lenders, both of which select products from the same bundled product suite. While lenders are the more frequent purchasers of Capital Markets products, such as Risk Management Services and Pipeline Tools as compared to brokers, lenders also purchase Loans products and some of the larger broker customers also purchase Capital Market products.

         Per your request, we are providing under separate cover as Exhibits A through D (collectively, the "Exhibits) copies of the operating results information that are regularly reviewed by our Chief Operating Decision Maker ("CODM") to make decisions about resource allocation and performance assessment. Regarding this non-public CODM information provided supplementally, we have requested pursuant to Rule 12b-4 that the Exhibits be returned to us upon completion of the Staff's review. We believe that the return of this information is consistent with the protection of investors and the provisions of the Freedom of Information Act. Alternatively, we have requested confidential treatment pursuant to 17 CFR 200.83.

         These reports do not break out or report on expenses by our product lines. In addition, for those reports that reflect information for TRMS for fourth quarter 2004, they had not been created

Mr. Patrick Gilmore
December 12, 2005
Page 3


and were not provided to the CODM until early in first quarter 2005. The reports to be provided are as follows:

         o Exhibit A -- LION, Inc. and Subsidiary - Balance Sheet - Consolidating at December 31, 2004

         o Exhibit B -- LION, Inc. and Subsidiary - Profit and Loss - By Office at December 31, 2004, (Consolidated)

         o Exhibit C -- LION, Inc. and Subsidiary - Summarized Income Statement for the Twelve Months Ending December 31, 2004

         o Exhibit D -- Summary of All Units - Forecasted Income Statement As of December 31, 2004

         Subsequent to our acquisition of TRMS in October 2004, TRMS became a wholly-owned subsidiary of LION operating as a limited liability company. We maintain separate books and records and are required to file separate income tax returns for TRMS. In this regard, we prepare separate operating results information for TRMS, which is presented as part of the total Company consolidated financial statement information made available to the CODM. However, these separate operating results were not made available for use by the CODM during 2004 for purposes of making decisions about resource allocation and performance assessment. The Company is refining and developing new reporting systems and will continue to assess the application of FAS 131.

         Disclosures required by paragraph 37 of SFAS 131 will be included in future filings.


CRITICAL ACCOUNTING POLICIES, PAGE 21
-------------------------------------

THE INITIAL COMMENT IN THE JULY 8, 2005 LETTER WAS:

         2. We note in your critical accounting policies section that you provide a cross reference to your Note A in the Notes to the Financial Statements. However, the discussion in this section is meant to supplement, not duplicate, the description of accounting policies in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in the section should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Tell us how you considered SEC release No 33-8040 and FR 60, and how your disclosure provides meaningful insight into the quality and variability of your critical accounting policies.

Mr. Patrick Gilmore
December 12, 2005
Page 4


THE SUBSEQUENT COMMENT IN THE OCTOBER 20, 2005 LETTER WAS:

         4. Please refer to comment 2 in our letter dated July 8, 2005. Note that we consider an amendment to your Form 10-KSB a subsequent filing. In this regard, if you amend your Form 10 - KSB, you must include the revision noted in your response to our prior comment 2.

RESPONSE:

         We have noted your observation and will include the revision noted in our August 31, 2005 response to your prior comment 2 in our amended Form 10-KSB.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 25
----------------------------------------------------------------

THE INITIAL COMMENT IN THE JULY 8, 2005 LETTER WAS:

         3. It appears your independent registered public accounting firm has not signed the accountant's report. Tell us how you considered the requirement of Article 2.02 of Regulation S-X to include a signed report from the Company's independent accounting firm.

THE SUBSEQUENT COMMENT IN THE OCTOBER 20, 2005 LETTER WAS:

         5. Please refer to comment 3 in our letter dated July 8, 2005. We have reviewed your response and note that the accountant's report currently included in your 10-KSB for the year ended December 31, 2004 does not comply with Article
2.02 of Regulation S-X as the signature was inadvertently omitted from the EDGAR filing. Please amend your 10-KSB to include a signed report from your independent accounting firm.

RESPONSE:

         We will amend our 2004 Form 10-KSB to include the signed report from our independent accounting firm.


NOTE A - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

REVENUE RECOGNITION, PAGE 20
----------------------------

THE INITIAL COMMENT IN THE JULY 8, 2005 LETTER WAS:

         4. We note you provide hosting services to your customers. Tell us more about your hosting arrangements and how you have considered EITF 00-3. In this regard, tell us specifically the terms and components of the hosting arrangements and the revenue recognition policy for each component including how you account for costs associated with set up fees as noted on page 3 of your 10-KSB.

Mr. Patrick Gilmore
December 12, 2005
Page 5


THE SUBSEQUENT COMMENT IN THE OCTOBER 20, 2005 LETTER WAS:

         6. Please refer to comment 4 in our letter dated July 8, 2005. We note in your response that in certain instances you recognize revenue related to set-up fees for websites as they are developed due to the fact that these websites become the intellectual property of the customer and the customer could host the website with another vendor. Tell us why you believe the development of the websites under these circumstances represents a separate earnings process. In this regards, please address the following:

         o Is the functionality of the on-going service affected by the timing of the website development (i.e. does it coincide with the hosting service);

         o Have you provided website development to customers where you do not provide hosting services; and

         o Have you provided hosting services to customers that used other vendor's services for developing a customer's website or where customers developed their own website.

Please advise.

RESPONSE:

         We consider the development of retail websites as a separate earnings process in accordance with paragraph 9 of EITF 00-21 because (a) the developed website (the delivered item) has value to the customer on a standalone basis,
(b) there is objective and reliable evidence of the fair value of the undelivered items (hosting services), and (c) delivery of the undelivered item (hosting) is considered probable and substantially in the control of the Company.

         We do not provide website development to customers where we do not provide hosting services and do not provide hosting services to customers where we do not develop their websites.

         All essential elements relating to the functionality of the website are included upon delivery of the completed website. Hosting services and related fees commence upon completion of the developed website. As part of the hosted services, we add proprietary links to the websites for our web tools, which include lead generation, productivity tools and various other content. The functionality of these web tools is not dependent upon the functionality of the design work of the website. The developed website has value to the customer on a standalone basis, otherwise if they only wanted our web tools, they would choose our Free Dot Com product, which has no design fee, but offers our web tools for a monthly hosting fee. The customer's ability to host the designed website on other than the Company's servers is considered additional evidence of standalone value.


NOTE A - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

REVENUE RECOGNITION, PAGE 20
----------------------------

THE INITIAL COMMENT IN THE JULY 8, 2005 LETTER WAS:

         6. For your arrangements that have multiple elements, including your bundled product suite, explain how you account for each element in your bundled product offerings. Tell us how you

Mr. Patrick Gilmore
December 12, 2005
Page 6


establish vendor specific objective evidence of fair value (VSOE) and how that complies with paragraph 10 of SOP 97-2.

THE SUBSEQUENT COMMENT IN THE OCTOBER 20, 2005 LETTER WAS:

         7. Please refer to comment 6 in our letter dated July 8, 2005. Help us better understand how you have established vendor specific objective evidence
(VSOE) for your maintenance related to the sale of your Pipeline Tools software. Your response indicates that VSOE of your maintenance is consistent with your pricing structure for similar maintenance. Clarify what is meant by "similar maintenance" including how you have determined the pricing structure for maintenance related to your software sales and how that complies with paragraph 10 and 57 of SOP 97-2. In this regard, tell us whether you have had separate sales of your maintenance (i.e. maintenance renewals) or if it has historically been sold together with the license. Clarify the initial period of PCS and whether you have experienced renewals following the initial PCS period. Please advise.

RESPONSE:

         We have not had any separate sales of our maintenance at this time. Maintenance has historically been sold with licensing as an integrated package for Pipeline Tools.

         We have one contract with multiple elements which includes a non-exclusive license and maintenance (post contract customer support services or "PCS"). The licensing fee and first year of PCS were contracted as one payment amount. Vendor Specific Objective Evidence ("VSOE") for the PCS component was based on our established price list for this type of contract within our Pipeline Tools group. In addition, the renewal price for PCS (initial PCS was for 12 months beginning April 2005 with renewals for 12 month periods thereafter) which occurs in April 2006 is at the same amount as the price list and the amount that we assigned as VSOE for the first year of maintenance. At this time, LION has no indication that the customer will not renew the PCS in 2006, and management has no intention of selling PCS similar to this contract at a different price prior to the renewal of PCS with its existing customer. We believe this complies with paragraph 10 of SOP 97-2 as the price has been established by management having the relevant authority, and it is probable that the price will not change before a separate introduction of the element into the marketplace. The existence of VSOE for the undelivered element, PCS, allowed us to use the residual method per paragraph 12 of SOP 97-2 for establishing the licensing portion of the fee.

         The fair value of the PCS has been recognized on a straight line basis over the period of the PCS, in accordance with paragraph 57 of SOP 97-2.


NOTE B - BUSINESS COMBINATIONS, PAGE 35
---------------------------------------

THE INITIAL COMMENT IN THE JULY 8, 2005 LETTER WAS:

         9. We note that you acquired deferred revenue in relation to your acquisitions of Tuttle Risk Management Services, Inc. and Ignition Mortgage Technology Solutions, Inc. Tell us how you determined the fair value of the underlying legal obligation represented by deferred revenue. Clearly describe the nature of the assumed legal obligation. Refer to EIFT 01-3.

Mr. Patrick Gilmore
December 12, 2005
Page 7


THE SUBSEQUENT COMMENT IN THE OCTOBER 20, 2005 LETTER WAS:

         8. Please refer to comment 9 in our letter dated July 8, 2005. We note in your response here, as well as your response to comment 5 in our letter dated July 8, 2005, that the deferred revenue recorded as a result of the acquisition of Ignition Mortgage Technology Solutions, Inc. relates to two term license arrangements to a customer that included only the licensing component associated with the arrangement. We also note that the customer has taken delivery of the software. Based on your response, it does not appear that you have a legal obligation to provide additional goods or services to this customer as required in EITF 01-3. Help us understand what remaining obligations you have to this customer related to this arrangement to support your recording of $920,654 of deferred revenue related to this acquisition:

RESPONSE:

         In discussing the agreements associated with our LPX software product in our previous response of August 31, 2005, we incorrectly stated in comment 5 that the deferred revenue related to two contracts to the same customer for our LPX software product had only a licensing component. The underlying agreements for which we have a legal obligation are actually both licensing and servicing agreements. The licensing component gives the customer the right to use the software over the term of the agreement, and there is a component to provide post contract support services over the same time period. In both contracts, the licensing and support services components are an integrated package. Since we were not able to establish a VSOE of fair value for either component separately, recognition of revenue over the term of the contract is deemed appropriate.

         One licensing and services agreement covering one version of LPX software that had been installed on the customer's servers expired on March 31, 2004. The other licensing and services agreement for a more current version of the LPX software which had also been installed on the customer's servers expired on September 14, 2005. At the acquisition date of December 8, 2003 for the Ignition assets, LION received cash from the seller totaling $103,704 for the first agreement expiring March 31, 2004 and $816,950 for the second agreement expiring September 14, 2005. The cash received was considered sufficient evidence of fair value. Paragraph 6 of EITF 01-3 states that the amount assigned to the liability for the legal performance obligation related to a revenue arrangement of an acquired entity should be based on its fair value at the date of acquisition. The deferred revenue was recognized ratably over the applicable contract periods.


ADDITIONAL COMMENT IN THE OCTOBER 20, 2005 LETTER WAS:

         9. In connection with our prior comment letter dated July 8, 2005, we noted that you provided, as previously requested, a statement in writing that the company acknowledges:

         o it is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Patrick Gilmore
December 12, 2005
Page 8


         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

However, be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, a representative from the Company should acknowledge, in writing, the above statements.

RESPONSE:

In connection with this response, LION acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         If you have any questions regarding the Company's responses, please feel free to call me at (206) 577-1446 or Steve Thomson at (206) 577-1445.

         Sincerely,
         /s/ RANDALL D. MILES
         Randall D. Miles
         Chief Executive Officer

         /s/ STEVE THOMSON
         Steve Thomson
         Chief Financial Officer


         Cc:    Jim Young, Grant Thornton LLP
                Stephen N. Tollefsen, Tollefsen Business Law P.C.